SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)




                                HLM Design, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   404217 10 1
                                 (CUSIP Number)

           Gary C. Ivey, Esq.; Parker, Poe, Adams & Bernstein, L.L.P.;
                   2500 Charlotte Plaza, Charlotte, NC 28244;
                            Telephone (704) 372-9000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 1997
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
                               following box |_|.




                         (Continued on following pages)


                                Page 1 of 7 Pages

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CUSIP NO.   404217 10 1                  13D        PAGE 2 OF 7 PAGES
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----------------------------------                  ----------------------------


1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Vernon B. Brannon
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                          (b)|X|
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3          SEC USE ONLY
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4          SOURCE OF FUNDS*
           PF; BK
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT
           TO ITEM 2(d) OR 2(e)                                              |_|
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

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        NUMBER OF            7     SOLE VOTING POWER
         SHARES                    367,141.  See Items 5 and 6.
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING
       PERSON WITH
                            ----------------------------------------------------
                             8     SHARES VOTING POWER
                                   -0-
                            ----------------------------------------------------
                             9     SOLE DISPOSITIVE POWER 367,141. See Items 5
                                   and 6.
                            ----------------------------------------------------
                             10    SHARES DISPOSITIVE POWER
                                   -0-
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           367,141.
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.2%.
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14         TYPE OF REPORTING PERSON*
           IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 7 Pages

ITEM 1.           SECURITY AND ISSUER.

                  This Schedule is filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of HLM Design, Inc., a Delaware corporation (the "Company"). All information herein gives effect to an effective 12.75-to-1 stock split (effected in a series of transactions) of the Company's Common Stock as described in the Company's Registration Statement on Form S-1 (Registration No. 333-40617) on file with the Securities and Exchange Commission (the "Registration Statement"). The principal executive offices of the Company are located at 121 West Trade Street, Suite 2950, Charlotte, North Carolina 28202.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Schedule is filed on behalf of a Vernon B. Brannon. Mr. Brannon, a United States citizen, is Senior Vice President of the Company, whose business address is 121 West Trade Street, Suite 2950, Charlotte, North Carolina 28202.

                  During the last five years, Mr. Brannon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The 367,141 shares of Common Stock reported by this Schedule as beneficially owned by Mr. Brannon (the "Shares") include 261,375 shares acquired by Mr. Brannon as of March 20, 1997, in connection with the original organization of the Company for $1,000 in cash from Mr. Brannon's personal funds. Mr. Brannon purchased an additional 47,812 shares as of March 2, 1998, from a former director in a privately negotiated transaction for total consideration of $100,000. Such amount was financed through a loan from a bank in the ordinary course of its business. For information concerning the additional 57,954 shares reported herein (which are the subject of options), see Items 5 and 6 below.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Mr. Brannon acquired the Shares in connection with the original organization of the Company and in anticipation of the Company's initial public offering of its Common Stock (the "IPO"). Such IPO was effected pursuant to the Registration Statement. His purpose in acquiring the Shares was to continue to exercise influence and control over the Company. Except as indicated below (and as contemplated in the Registration Statement), Mr. Brannon has no present plans or proposals that relate to or would result in:


                                Page 3 of 7 Pages

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

                  (c) a sale or transfer of a material amount of assets of the Company;

                  (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j) any action similar to any of those enumerated above.

                  The Company's Board of Directors currently consists of four directors. The Company's bylaws provide for a Board consisting of five to seven directors. As provided in the bylaws, such vacancy shall be filled by action of the current directors.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The 367,141 Shares constitute approximately 17.2% of the Common Stock outstanding at the date of filing of this Schedule. Of such amount, 57,954 Shares (2.7%) are shares Mr. Brannon has a right to acquire upon exercise of currently exercisable options. See Item 6.

                  Mr. Brannon has effected no transactions in the Common Stock during the past 60 days.


                                Page 4 of 7 Pages

                  Mr. Brannon has sole voting and dispositive power over the Shares. But see Item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENTS. UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As indicated in Item 3, Mr. Brannon's purchase of a portion of the Shares has been financed through a bank in the ordinary course of the bank's business. Such bank financing includes a standard stock pledge with respect to the Shares and standard default and other provisions.

                  Mr. Brannon has signed a Security Holder Acknowledgment directed to Berthel Fisher & Company Financial Services, Inc., Westport Resources Investment Services, Inc. and Marion Bass Securities Corporation, as the representatives of the underwriters of the Company's IPO. Pursuant to such Security Holder Acknowledgment, Mr. Brannon has agreed not to offer or sell any of the Shares for a period of twelve months from the effective date of the Registration Statement. See Exhibit 1.

                  Mr. Brannon has also entered into a Security Escrow Agreement with the Company dated as of June 18, 1998, with respect to the Shares pursuant to which all Common Stock owned by him is escrowed for a period of three years from the date of acquisition thereof, subject to prior release if (i) the market price of the Common Stock exceeds 175% of the initial public offering price for at least 90 consecutive trading days after at least one year from the date of effectiveness of this Registration Statement, or (ii) the Company achieves certain earnings results for two consecutive fiscal years. Notwithstanding the foregoing, Mr. Brannon has further agreed with the Company pursuant to a letter agreement dated June 12, 1998, that such Common Stock shall not be released from escrow pursuant to (i) or (ii) above to the extent such release would result in the recognition of compensation expense to the Company in connection therewith. Such Security Escrow Agreement also prohibits the transfer of the Shares prior to their release from escrow except in certain limited circumstances. Mr. Brannon retains voting rights with respect to the Shares. Any dividends paid by the Company during the escrow period shall also be subject to the escrow. See Exhibits 2 and 3.

                  For a description of stock options granted to Mr. Brannon with respect to 57,954 of the Shares, see Exhibits 4 through 7.



                                Page 5 of 7 Pages

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.                             Description
-----------                             -----------
     1          Security Holder Acknowledgment dated June 12, 1998
     2          Security Escrow Agreement dated June 18, 1998
     3          Letter Agreement dated June 12, 1998
     4          "Management--Stock Option Plan" excerpted from the Registration
                Statement
     5          Form of HLM Design, Inc. 1998 Stock Option Plan (incorporated by referenced to Exhibit 10.23 to the Registration Statement)
     6          Nonstatutory Stock Option Agreement and Grant Pursuant to HLM
                Design, inc. 1998 Stock Option Plan
     7          Statutory Incentive Stock Option Agreement and Grant Pursuant to
                HLM Design, inc. 1998 Stock Option Plan



                                Page 6 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:    June 22, 1998

                                             /s/ Vernon B. Brannon
                                             ----------------------
                                             Vernon B. Brannon


                                Page 7 of 7 Pages